[GRAPHIC LOGO]


          500 E. Middlefield Road
          Mountain View, CA 94043

December 30, 1999


Washington, D.C. 20549


Ladies and Gentlemen:

We were previously principal accountants for Instant Video Technologies, Inc. and subsidiaries (the Company) and, under the date of March 19, 1999, we reported on the consolidated financial statements of the Company as of and for the years ended December 31, 1998 and 1997. On December 17, 1999, we resigned. We have read the Company's statements included under Item 4 of its Form 8-K dated December 27, 1999 and its Form 8-K/A dated December 28, 1999 and we agree with such statements, except as follows:

In connection with the audits of the two fiscal years ended December 31, 1998, and the subsequent interim period through December 17, 1999, there were no disagreements with KPMG LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements if not resolved to our satisfaction would have caused us to make reference in connection with our opinion to the subject matter of the disagreement.

Our audit reports on the consolidated financial statements of the Company as of and for the years ended December 31, 1998 and 1997, did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles, as follows:

Our auditors' reports contained a separate paragraph stating that "the Company has suffered recurring losses from operations and has a net capital deficit that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty."

Our letter to the Audit Committee of the Board of Directors of the Company dated May 1, 1998 included certain matters involving internal control and its operation that we considered to be reportable condititons under standards established by the American Institute of Certified Public Accountants. The reportable condititons are summarized as follows:

During the third quarter of 1997, the Company identified certain irregularities with an accounts receivable and cash account recorded during the first and second quarter. The Company belived that revenue of approximately $165,000 was recognized inappropriately in the first quarter and the cash receipts of $165,000 were inappropriately recorded in the second quarter.

In addition, we understood that it was alleged that the former CEO had inappropriately spent corporate funds.

The Company did not have financial resources to provide a sufficient internal control structure to prevent or detect the above matters. As a result, a material weakness in internal control existed within the Company.

Very truly yours.

/s/ KPMG LLP